UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-32844

Issuer:	Kuhlman Company, Inc.
Exchange:	American Stock Exchange
(Exact name of Issuer as specified in its charter; and name of Exchange where security is listed and/or registered)

Kuhlman Company, Inc. 701 North Third Street, Suite B-1, Minneapolis, MN 55401
Common stock, $0.001 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

❑	17 CFR240.12d2-2(a)(1)

❑	17 CFR240.12d2-2(a)(2)

❑	17 CFR240.12d2-2(a)(3)

❑	17 CFR240.12d2-2(a)(4)

❑	Pursuant to 17 CFR240.12d2-2(b), the exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒
Pursuant to 17 CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Kuhlman Company, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

November 6, 2006	By:	/s/ Charles B. Walensky
Charles B. Walensky
Chief Financial Officer